UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of FEBRUARY, 2013

Commission File Number: 001-35075

WESTERN COPPER AND GOLD CORPORATION
(Translation of registrant's name into English)

Suite 2050 - 1111 West Georgia Street
Vancouver, BC Canada V6E 4M3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ]  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	FORM 43-101F1 Technical Report - Casino Project Feasibility Study dated January 25, 2013

99.2	Consent Of Qualified Person - Conrad E. Huss

99.3	Consent Of Qualified Person - Thomas L. Drielick

99.4	Consent Of Qualified Person - Jeffrey B. Austin, P.Eng.

99.5	Consent Of Qualified Person - G.H. Giroux, P.Eng., MASc

99.6	Consent Of Qualified Person - Scott Casselman

99.7	Consent Of Qualified Person - Graham R. Greenaway, P. Eng.

99.8	Consent Of Qualified Person - Michael G. Hester, FAusIMM

99.9	Consent Of Qualified Person - Jesse L. Duke

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Western Copper and Gold Corporation
(Registrant)

Date: February 12, 2012	By:	/s/ Julien François
Julien François

	Title:	VP Finance